Exhibit 4.45

COMPREHENSIVE SERVICES AGREEMENT

between
China Unicom Corporation Limited
and
China United Telecommunications Corporation Limited
August 12, 2008

Table of Contents

1. Basic principles	3

2. Basic contents of the comprehensive services	4

3. Principles of pricing and payments	5

4. Terms	5

5. Statements, warranties and undertakings	5

6. Transfer	7

7. Effectiveness	7

8. Force majeure	7

9. Confidentiality	8

10. Non-waiver	8

11. Notification	8

12. Governing laws	8

13. Disputes settlement	8

14. Miscellaneous	8

Annex 1: Interconnection Arrangements	10

Annex 2: Supply of Telephone Cards	12

Annex 3: Equipment Procurement Services	14

Annex 4: Premises	15

Annex 5: International Telecommunications Network Gateways Services	17

Annex 6: Operator-Based Value-Added Services	19

Annex 7: Value-Added Telecommunications Services	20

Annex 8: “10010/10011” Customer Services	21

Annex 9: Agency Services	23

Annex 10: Engineering Design and Technical Services	24

This Comprehensive Services Agreement (hereinafter referred to as this “Agreement”) is entered into on October 26, 2006 in Beijing, the People’s Republic of China (hereinafter referred to as the “PRC”) by and between the following parties:
(1)	Party A: China Unicom Corporation Limited (hereinafter referred to as the “Unicom Group”)
Address: Room 615, Office Tower 3, Henderson Center, 18 Jianguomen Neidajie, Beijing
Legal Representative: Chang Xiaobing

(2)	Party B: China United Telecommunications Corporation Limited (hereinafter referred to as “Unicom A Share Company”)
Address: 29/F, No. 1033, Changning Road, Shanghai
Legal Representative: Chang Xiaobing
Party A and Party B shall be hereinafter collectively referred to as the “Parties” and each individually as a “Party”.
WHEREAS:
(1)	Unicom Group is a limited liability company duly incorporated and validly existing under the laws of PRC and engages in the operation of comprehensive telecommunications business. Unicom A Share Company is a joint stock limited company duly incorporated and validly existing under the laws of PRC and its shares have been listed and traded on the Shanghai Stock Exchange (hereinafter referred to as the “SSE”) since October 9, 2002. Unicom Group is the controlling shareholder of Unicom A Share Company;

(2)	Unicom A Share Company indirectly controls China Unicom Limited (hereinafter referred to as “Unicom Red Chip”) through China Unicom (BVI) Limited (hereinafter referred to as “Unicom BVI”). Unicom Red Chip is a limited liability company duly incorporated and validly existing under the laws of the Hong Kong Special Administrative Region (hereinafter referred to as “Hong Kong”) and its shares are listed and traded in Hong Kong and the U.S. respectively;

(3)	China Unicom Corporation Limited (hereinafter referred to as “Unicom Operating Company”) is a foreign funded enterprise duly incorporated and validly existing under the laws of PRC, whose equity is 100% held by Unicom Red Chip. Unicom Operating Company is mainly engaged in nationwide provision of international and domestic long-distance communications services (excluding international telecommunications facilities services); Internet services and IP Telephony services; as well as mobile communications services in 31 provinces, autonomous regions and municipalities, including Beijing, Tianjin, Shanghai, Liaoning, Hebei, Shandong, Jiangsu, Zhejiang, Fujian, Guangdong, Hubei, Anhui, Sichuan, Guizhou, Xinjiang, Chongqing, Shaanxi, Guangxi, Henan, Heilongjiang, Jilin, Jiangxi, Shanxi, Inner Mongolia, Hunan, Hainan, Yunnan, Ningxia, Gansu, Qinghai and Tibet;

(4)	China Netcom (Group) Company Limited (hereinafter referred to as “Netcom Operating Company”) is a foreign funded enterprise duly incorporated and validly existing under the laws of PRC, and is wholly owned by China Netcom Group (Hong Kong) Limited (a company duly incorporated and validly existing under the laws of Hong Kong with its shares listed on the Stock Exchange of Hong Kong Limited and New York Stock Exchange, hereinafter referred to as “Netcom Red Chip”). Netcom Operating Company mainly engages in the operation of related telecommunications business in 10 provinces, autonomous regions and municipalities, including Beijing, Tianjin, Hebei, Henan, Shandong, Liaoning, Heilongjiang, Jilin, Inner Mongolia and Shanxi;

(5)	On August 22, 2002, Unicom Group and Unicom A Share Company signed a Memorandum in respect to transactions between Unicom Group or its subsidiaries (excluding Unicom A Share Company and subsidiaries controlled by Unicom A Share Company) and Unicom Red Chip indirectly controlled by Unicom A Share Company and its subsidiaries after the listing of the shares of Unicom A Share Company (hereinafter referred to as “Memorandum on Connected Transactions”). According to the understanding reached under the Memorandum on Connected Transactions, if based on the Rules Governing the Listing of Shares on Shanghai Stock Exchange (hereinafter referred to as the “SSE Listing Rules”) applicable from time to time, transactions between Unicom Red Chip Company or its subsidiaries and Unicom Group or its subsidiaries (excluding Unicom A Share Company and its subsidiaries) are subject to the approval of minority shareholders of Unicom A Share Company, and at the same time, based on the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (hereinafter referred to as the “HKSE Listing Rules”) applicable from time to time, they are deemed to be connected transactions that are subject to the approval of the minority shareholders of Unicom Red Chip, such connected transactions shall be conducted in two steps. First step: an agreement shall be entered into between Unicom Group or its subsidiaries (excluding Unicom A Share Company and subsidiaries controlled by it) and Unicom A Share Company or Unicom BVI in respect of any proposed transaction to specify the rights and obligations of the parties under this Agreement (including but not limited to Unicom Group agreeing to the transfer of rights and obligations of Unicom A Share Company or Unicom BVI under agreement to Unicom Red Chip or its subsidiaries); Second step: the transfer of the rights and obligations under the above-mentioned agreement by Unicom A Share Company or Unicom BVI to Unicom Red Chip or its subsidiaries;

(6)	On May 24, 2008, the Ministry of Industry and Information Technology, the National Development and Reform Commission and the Ministry of Finance jointly issued the “Notice on Deepening the Reform of China’s Telecommunications System”, which is seen as the guidepost for the Chinese government to deepen the reform of its telecommunications system by endorsing the formation of three leading competitive carriers with nationwide network resources, similar size and strength and the capacity of full services operation. In the above notice, China Telecom is encouraged to buy China Unicom’s CDMA network and China Unicom is encouraged to merge with China Netcom. As a response to the call for deepening the reform in regard to telecommunications restructuring, the Unicom Red Chip is to merge with Netcom Red Chip via an agreement (the “Merger Transaction”). Following the merger, the Netcom Red-chip Company will withdraw from the Hong Kong Stock Exchange and the New York Stock Exchange to become a wholly owned subsidiary of the Unicom Red Chip;

(7)	For the purpose of the operation of telecommunications business by Unicom Red Chip and its subsidiaries, pursuant to the relevant provisions under the SSE Listing Rules, HKES Listings Rules and Memorandum on Connected Transactions, Unicom Group and its subsidiaries (excluding Unicom A Share Company and subsidiaries controlled by it), through Unicom A Share Company, entered into the Comprehensive Services Agreement, the Comprehensive Services Agreement based on the Artificial Platform and the Building Lease Agreement (hereinafter referred to as the “Original Comprehensive Services Agreement”) with Unicom Operating Company in 2006 and pursuant to the above agreements, arrangements have been made for a series of continuing connected transactions (hereinafter referred to as “Continuing Connected Transaction Arrangements”), which have been announced in accordance with the respective listing rules applicable to Unicom A Share Company and Unicom Red Chip and approved by their respective independent shareholders. The above Continuing Connected Transaction Arrangements have a term of 3 years, commencing on January 1, 2007 and ending on December 31, 2009.

Based on the actual implementation of the relevant Continuing Connected Transaction Arrangements, after the joint review and negotiations and on the basis of equality and mutual benefit, the Parties hereby agree on the followings:

1.	Basic principles

1.1	The “Comprehensive Services” under this Agreement refers to certain services and facilities provided by one Party hereto to the other Party or provided by the Parties hereto to each other and the related expenses (hereinafter referred to as the “Service Fees”) are to be paid by the recipient to the provider. Unless otherwise agreed, each Party shall be entitled to arrange any of its subsidiary (as determined under the Enterprise Accounting Standards revised from time to time by the Ministry of Finance) to provide or receive any related services in accordance with the terms and conditions stipulated in this Agreement and receive or pay the Service Fees.

1.2	Services and/or facilities provided by either Party hereto to the other Party under this Agreement are non-gratuitous transactions based on the economic relationship between enterprises. One party shall be entitled to charge reasonable Service Fees for the services and/or facilities it provides based on the fair market principles and the other party shall perform its corresponding payment obligations.

1.3	Conditions and quality of the services and/or facilities provided under this Agreement by any Party hereto to the other Party shall not be inferior to the condition and quality of the same or similar services and/or facilities provided by such party to any third party. The exercise of the rights under this Agreement or the performance of the obligations under this Agreement by any Party hereto shall be conducted on an arm’ length basis.

1.4	If any Party hereto requires the other Party to increase the supply of any of the services and/or facilities under this Agreement, the other Party shall make its best efforts to provide such requested services and/or facilities, of which the conditions and quality shall not be inferior to the conditions and quality of the services and/or facilities provided to any third party.

1.5	In the event that any Party hereto is unable to provide, in whole or in part, the services and/or facilities under this Agreement due to any reasons other than its own fault, such Party shall notify the other Party in a timely manner, and make its best efforts to assist the other Party in obtaining the same or similar services and/or facilities through other channels.

1.6	The supply of any services and/or facilities under this Agreement shall comply with the use purposes as agreed by the Parties and relevant national standards.

1.7	In case that either Party breaches this Agreement, which has caused the other Party to incur any damages, such Party shall bear the corresponding liabilities for such breach (including but not limited to the direct and indirect damages caused to the other Party due to such breach). However, either Party shall be liable for any damages caused to the other Party due to force majeure.

1.8	When either Party hereto performs its obligations under this Agreement, the other Party shall provide reasonable and necessary assistance to such Party.

1.9	Subject to Article 1.3 under this Agreement and on condition that the fee standards of the provider not higher than those of any independent third parties, the recipient agrees to select the services provided by the provider.

1.10	In the event that there is an independent third party in the area where the provider provides its services, and if (i) the quality of the services provided by such third party is better than that provided by the provider; or (ii) the fee standards for supplying services of the same standards are lower than the fee standards of the provider, the recipient shall, after giving a notice in writing to the provider, be entitled to terminate the supply of the related services provided by the provider within such area, and the recipient shall not be liable for any compensation.

2.	Basic contents of the comprehensive services

2.1	The comprehensive services to be provided by the Parties hereto to each other under this Agreement and the related agreements are set out in the following annexes:
Annex 1: Interconnection Arrangements (to be provided by the Parties to each other);
Annex 2: Supply of Telephone Cards (to be provided by Party A to Party B);
Annex 3: Equipment Procurement Services (to be provided by Party A to Party B);
Annex 4: Premises (to be provided by the Parties to each other);
Annex 5: International Telecommunications Network Gateways Services (to be provided by Party A to Party B);
Annex 6: Operator-Based Value-Added Services (to be provided by Party A to Party B);
Annex 7: Value-Added Telecommunications Services (to be provided by Party A to Party B);
Annex 8: “10010/10011” Customer Services (to be provided by Party A to Party B);
Annex 9: Agency Services (to be provided by Party A to Party B);
Annex 10: Engineering Design and Technical Services (to be provided by Party A to Party B).

3.	Principles of pricing and payments

3.1	The principles of pricing and/or fee standards for the services under this Agreement are set out in various annexes to this Agreement.

3.2	The specific amounts of the service fees under this Agreement shall be calculated pursuant to the relevant PRC accounting principles as applicable from time to time.

3.3	If the Parties fail to agree upon the amount of any service fees under this Agreement, it shall be submitted to the relevant authority, which shall make a decision with the reference to the spirits and terms of this Agreement and pursuant to the relevant national pricing policies and regulations. The decision made by such authority shall be final and binding on both Parties.

3.4	Either Party shall comply with the principles of pricing and fee standards as set out in this Agreement and its annexes, and pay the service fees in a timely manner in respect of the services provided by the other Party.

3.5	Either Party hereto, if failing to pay the relevant service fees in a timely manner as agreed, shall pay to the other Party an overdue fine of 0.05% of the outstanding amount for each overdue day. If any amount has been overdue for 60 days, the other Party may terminate the relevant services by giving a notice in writing to such Party. If such Party fails to pay the relevant service fees after 30 days of receipt of such written notice, the other Party shall be entitled to announce the immediate termination of the relevant services. However, the suspension or termination of such services shall not prejudice the rights and obligations previously generated or incurred by both Parties under this Agreement.

3.6	In October every year, the Parties shall review the pricing standards and other terms for each service and facility to be provided in the next accounting year under this Agreement and enter into a supplemental agreement. If the Parties fail to reach any agreements on the terms of the supplemental agreement before the specified time, the pricing standards and related terms of the current year shall apply in the next accounting year until the Parties reach an agreement or the dispute can be solved pursuant to Article 3.3.

4.	Terms

4.1	This Agreement shall be valid for a term of 3 years (the “Valid Term”), commencing on the next day subject to the fulfillment of the conditions under Article 7 of this Agreement.

4.2	Unless Party B gives a notice for not renewing this Agreement in writing to Party A 60 days in advance, this Agreement shall be extended for another Valid Term upon the expiry of its Valid Term or the expiry of its extended term subject to the relevant applicable laws, regulations or other regulatory requirements.

5.	Statements, warranties and undertakings

5.1	Statements, warranties and undertakings of the Parties

The Parties hereto have made the following statements, warranties and undertakings to each other:
5.1.1	that it has full power and authority (including but not limited to obtaining the relevant approvals, consents or permits from the relevant government authorities) to sign this Agreement and its annexes;

5.1.2	that after executed and sealed with the common seal in the required manner, this Agreement and its annexes shall become valid and binding, and enforceable pursuant to its terms; and

5.1.3	that any terms of this Agreement and its annexes shall under no circumstances be in validation of the PRC laws and regulations.

5.2	As required by the relevant laws, regulations and listing rules, Unicom Group agrees to continue to support the sustained development of Unicom A Share Company and its subsidiaries (collectively the “Related Operating Subsidiaries”), including:
5.2.1	All the business licenses, consents, permits and approvals (including the business license of Unicom Group for engaging in the related telecommunications business and similarly hereinafter) obtained from the national communications industry authorities such as the Ministry of Industry and Information Technology and other authorities currently or in the future and related to the listed businesses of Unicom Operating Company, as well as any other resources allocated and/or obtained (including but not limited to spectrum, frequency, phone numbers, trade marks and names, and similarly hereinafter) shall be usable by its Related Operating Subsidiaries. For the sake of the exclusive interests of the Related Operating Subsidiaries engaging in the listed businesses, Unicom Group shall obtain, maintain, retain and renew such business licenses, consents, permits, approvals and other resources pursuant to the laws, and shall not conduct any acts or omissions that may impair the legality, validity and renewability of such licenses, consents, permits and approvals and other resources or the capacity of the Related Operating Subsidiaries in conducting the listed businesses in accordance with the related laws and regulations. Unicom Group shall conduct any acts or not to act so as to obtain, maintain, retain, renew or extend such licenses, consents, permits and approvals as well as other resources and allow the Related Operating Subsidiaries to conduct their businesses in accordance with the related laws and regulations;

5.2.2	In order to satisfy the needs of the Related Operating Subsidiaries in the operation of the listed businesses, Unicom Group shall arrange the Related Operating Subsidiaries to participate in its existing or future roaming arrangements with third parties under normal commercial terms;

5.2.3	Unicom Group shall not conduct any acts in respect to the shareholding/shares it beneficially owns in the listed group that may lead to the possible loss of its control over the Related Operating Subsidiaries. In order to avoid doubts, the determination of the aforesaid control shall be based on the Enterprise Accounting Standards issued by the Ministry of Finance, as revised from time to time. Subject to the requirements under the related laws, regulations and listing rules, Unicom Group shall also not approve or agree with the occurrence and implementation of the aforesaid acts;

5.2.4	If there are any connected transactions between the Related Operating Subsidiaries and Unicom Group and pursuant to the related laws or listing rules of the place where the listed company’s shares are listed, the relevant accounting records in respect of such connected transactions are required to be audited by the accountants (or auditors and similarly hereinafter) appointed by the Related Operating Subsidiaries, Unicom Group shall agree, for the purpose of such audits, to offer any convenience to the accountants appointed by the Related Operating Subsidiaries to have full access to the relevant accounting records (including the accounting records of Unicom Group and/or its associates);

5.2.5	Unicom Group shall not seek an overseas listing of its businesses or any businesses of its subsidiaries that are similar to the list group’s existing or future businesses unless through Unicom Red Chip;

5.2.6	Unicom Group undertakes that as long as the shares of Unicom A Share Company and Unicom Red Chip are listed and traded and pursuant to the laws or listing rules of the place where the shares are listed, Unicom Group is deemed to be the controlling shareholder and an associate of the controlling shareholder of Unicom A Share Company and Unicom Red Chip, save for the CDMA mobile communications business, Unicom Group shall not engage or participate in, and shall prevent and avoid any of its other subordinate enterprises from engaging or participating in any businesses within the territory of PRC in any way (including but not limited to a wholly owned enterprise, equity joint venture or cooperative joint venture and directly or indirectly owing the shares or other interest of other companies or enterprises, except through the Related Operating Subsidiaries, and similarly hereinafter), that may compete with Unicom A Share Company or Unicom Red Chip. In case that Unicom Group and/or any of its other subordinate enterprises participate in or conduct any business or activities in any place within the territory of the PRC in any way and at any time which transform into a business that may compete with Unicom A Share Company or Unicom Red Chip, Unicom Group shall immediately stop and/or procure its relevant subordinate enterprises to stop participating in, managing or operating such competing business;

5.2.7	If Unicom Group or any of its other subordinate enterprises obtain any governmental approval, authorization or permit to develop any new telecommunications technologies, products or services, or intend to develop any new telecommunications technologies, products or services, or have secured any other operating opportunities, Unicom Group shall directly, and/or procure its relevant subordinate enterprises to immediately inform the Related Operating Subsidiaries of the relevant situation, and shall first provide such governmental approval, authorization or permit and the rights for the development of such new telecommunications technologies, products and services as well as the rights for leveraging on any such operating opportunities to Unicom Operating Company or its subsidiaries in accordance with the needs of the Related Operating Subsidiaries after the completion of the requisite formalities.

5.2.8	The Parties hereby agree that the above statements, warranties and undertakings of Unicom Group shall supersede the relevant statements, warranties and undertakings under Section 13, 14, 16, 17 and 18 of Article 3.2 and Article 5.1 and Article 5.2 in the Reorganization Agreement it entered into with Unicom Operating Company on April 21, 2000 while the other terms under the Reorganization Agreement shall remain unchanged.
6.	Transfer

6.1	Subject to the terms and conditions as stipulated in this Agreement and those as agreed in the Memorandum on Connected Transactions, Party A irrevocably agrees that Party B may transfer its rights and obligations under this Agreement to any of its Related Operating Subsidiaries, and no other consents from Party A is required in respect of the transfer by Party B of its rights and obligations under this Agreement to any of its Related Operating Subsidiaries.

6.2	Once Party B has transferred its rights and obligations under this Agreement to any of its Related Operating Subsidiaries, such Related Operating Subsidiaries shall immediately succeed to all the rights and obligations of Party B under this Agreement and Party B shall immediately be released from the relevant rights and obligations to which the Related Operating Subsidiaries have succeeded.

7.	Effectiveness

This Agreement shall take effect upon the fulfillment of the following conditions and on the date agreed by the Parties:

7.1	The shareholders’ general meeting of Party B approves the execution of this Agreement in compliance with the applicable laws, regulations and listing rules;

7.2	The shareholders’ general meeting of Unicom Red Chip approves the transfer by Party B of its rights and obligations under this Agreement to the Related Operating Subsidiaries in compliance with the applicable laws, regulations and listing rules;

7.3	The Merger Transaction is executed and completed.

8.	Force majeure

If either Party is unable to perform the relevant obligations under this Agreement or its relevant annexes in accordance with the applicable provisions as a result of any force majeure events the occurrence and consequence of which is unforeseeable or unavoidable and cannot be overcome, such Party shall immediately inform the other Party of the situation and within fifteen (15) days of any such occurrence, provide the relevant details and valid supporting documents for the failure or partial failure in performing or the reasons for the postpone of the performance of the relevant obligations under this Agreement and its related annexes. The Parties shall negotiate with each other and decide whether to terminate, partly waive or postpone the performance of such obligations according to the extent of impact of such force majeure events on the performance of the obligations.

9.	Confidentiality

Save as otherwise required by the laws or the relevant regulatory authorities, or for the purpose of any disclosures by Party B to any regulatory authorities, neither Party shall be entitled to provide or disclose any data or information relating to the operations of the other Party to any companies, enterprises, organizations or individuals without the permission in writing from the other Party.

10.	Non-waiver

Unless otherwise required by the laws, no failure or delay by either Party in exercising any of its rights, powers or privileges under this Agreement shall be deemed to be a waiver of such rights, powers or privileges, and any partial exercise of the rights, powers or privileges shall not prejudice the future exercise of such rights, powers or privileges.

11.	Notification

Any notice relating to this Agreement shall be made in writing and delivered by one Party hereto to the other Party by hand, by way of facsimile or by mail. If such notice is sent by hand, it shall be deemed to have been served upon delivery. If it is sent by facsimile, it shall be deemed to have been served when the fax machine indicates the fax has been sent. If such notice is sent by mail, it shall be deemed to have been served on the third working days (extended in case of any statutory holidays) after dispatch of the mail. Any notice shall take effect once served.

12.	Governing laws

This Framework Agreement is governed by PRC laws and shall be interpreted and implemented in accordance with PRC laws.

13.	Disputes settlement

Save as otherwise required in Article 3.3 of this Agreement, all disputes resulting from the execution of this Agreement or relating to this Agreement shall be settled by the Parties through friendly negotiations. If an agreement for the settlement of the dispute cannot be reached within thirty (30) days upon the request by one Party for settling the dispute through negotiation, either Party shall be entitled to refer the dispute to China International Economic and Trade Arbitration Commission to be solved through arbitration in Beijing by three (3) arbitrators pursuant to the then effective arbitration rules. The language for arbitration shall be Chinese. The arbitration decision shall be final and binding on both Parties. Unless otherwise required by the arbitration tribunal, the arbitration fees shall be born by the losing party.

14.	Miscellaneous

14.1	Once this Agreement takes effect, the former continuing connected transaction arrangement shall be terminated immediately.

14.2	Annex 1 to Annex 10 under this Agreement are an integral part of this Agreement and shall have equal status with the text of this Agreement. In the event of inconsistency between the agreements in the annexes of this Agreement and the text of this Agreement, the agreements under the annexes of this Agreement shall prevail.

14.3	Upon reaching an agreement by the Parties through negotiation, the Parties may amend or supplement this Agreement and its annexes and all amendments or supplements shall take effect after executed in writing by the legal or authorized representatives of the Parties and sealed with their common seals.

14.4	This Agreement is severable, that is, if any provisions under this Agreement and its annexes is confirmed to be in violation of the laws or unenforceable, this shall not affect the validity and enforceability of any other articles of this Agreement and its annexes.

14.5	This Agreement is signed in four copies with each party holding two copies. All copies shall have the same legal force.
Page for signatures:
China Unicom Corporation Limited (seal)
Legal representative or his authorized representative: (signature)
China United Telecommunications Corporation Limited (seal)
Legal representative or his authorized representative: (signature)

Annex 1: Interconnection Arrangements
1.	Types of interconnection

Party B and Party A agree to accomplish the interconnection of the various telecommunications networks between them for the purpose of operating the communications business in relation to their various telecommunications networks.

2.	Interconnection technical rules, technical standards, interconnection fee sharing and project construction

2.1	The various types of interconnection between the Parties specified in the above shall comply with the interconnection technical rules and technical standards promulgated by the relevant national communications authorities.

2.2	The Parties shall determine the issues, such as the method for interconnection fee sharing and project construction, through negotiation with reference to the relevant requirements of the national communications authorities.

3.	Obligations of the Parties

3.1	The Parties shall ensure that the communications quality between their networks shall not be lower than the communications quality of the similar operations within their respective networks.

3.2	As for the telecommunications businesses (including special businesses and intelligent businesses) provided by either Party hereto to subscribers of its own network, the Party shall, at the request of the other Party, provide the same services to subscribers of the relevant telecommunications network of the other Party unconditionally and promptly, and shall ensure the service quality provided that it is technically feasible.

4.	Network management and adjustment

4.1	If any network capacity expansion implemented by either Party might affect the communications of the other Party, the Party shall inform the other Party of such situation six months in advance.

4.2	In case of any adjustment made by either Party to the route system, trunk circuit, signaling mode, cell data and software in its network might affect the communications of the other Party’s subscribers, the Party shall inform the other Party of such situation thirty days in advance.

4.3	Either Party shall, at the request of the other Party, offer timely cooperation in any adjustment made by the other Party to the route system, trunk circuit, signaling mode, cell data and software in the network of the other Party and ensure the quality of interconnection.

5.	Maintenance, technical failure and failure recovery

5.1	The Parties shall conduct network maintenance in accordance with the relevant regulations promulgated by the relevant national communications authorities from time to time so as to ensure the normal operation of the entire network.

5.2	Either Party shall not terminate the interconnection between the networks without the consent from the other Party.

5.3	In case of any network breakdown or extremely heavy communication traffic, the Parties shall immediately take effective measures to restore the smooth operation.

6.	Settlement and payment of the fees

6.1	Settlement principles

(1)	Settlement of all the interconnections of the Parties

The Parties agree that settlement shall be made in accordance with the relevant provisions stipulated in the Notice Concerning the Distribution of Settlement for Interconnections and Sharing of Relaying Fees (Xin Bu Dian [2003] No. 454) promulgated by the former Ministry of Information Industry on October 28, 2003.

(2)	The Parties further agree that if the settlement made with reference to the settlement method (and its amendments from time to time) promulgated by the relevant national authorities in respect of the similar settlement for interconnection is more favorable for Party B than the above interconnection settlement arrangements, settlement shall be made with reference to such settlement method.
6.2	Fee standards

Interconnection settlement shall be based on Party B’s billing information. In case of any discrepancy of more than 3% between the billing information of the Parties, the Parties shall separately determine the settlement basis through negotiations.

6.3	Transmission of billing information and settlement

Any other types of settlements for the interconnection of mobile networks and fixed networks of the Parties

The Parties agree that settlement shall be made directly by their respective subordinate entities in accordance with the settlement principles stipulated in this annex on a monthly basis.

Annex 2: Supply of Telephone Cards
1.	Scope of the special-purpose telecommunications card supply services

Based on its actual needs, Party B may request Party A to supply special-purpose cards (collectively referred to as “special-purpose telecommunications cards” in this annex), including SIM cards, UIM cards, IP phone cards, long-distance cards and rechargeable cards to Party B.

2.	Quantity of special-purpose telecommunications cards

2.1	Confirmation of annual and regular card ordering plans
(1)	Party B shall submit its annual plan for ordering special-purpose telecommunications cards for the next year in October each year to Party A pursuant to its annual business development plan.

(2)	Party B shall confirm to Party A its card ordering plans for the periods of May to August, September to December of the current year and January to April of the next year respectively in February, May and September each year. Except for the reasons of force majeure, Party A shall supply special-purpose telecommunications cards in accordance with the card ordering plans confirmed by Party B.
2.2	Rush order/temporary order

Party B shall be entitled to make any adjustments to the aforesaid card ordering plans. As to the rush orders/temporary orders, Party A shall try all its best efforts to satisfy the orders and confirm to Party B within 3 days upon receiving Party B’s request whether it can provide the relevant special-purpose telecommunications cards according to Party B’s requirements.

3.	Price of special-purpose telecommunications cards

3.1	The Parties agree that the price of special-purpose telecommunications cards shall be determined in accordance with the actual costs (including the cost for importing special-purpose telecommunications cards, costs of production and costs for supplying special-purpose telecommunications cards to Party B) incurred by Party A in providing special-purpose telecommunications cards, plus a profit margin of not more than 20% of the costs as agreed by the Parties from time to time. The Parties agree that certain discounts shall be offered through consultation based on the quantity of special-purpose telecommunications cards ordered by Party B.

3.2	For any rush orders /temporary orders made by Party B in addition to the normal card orders, Party A may, at its discretion, charge an additional fee of not more than 10% on the basis of the price of special-purpose telecommunications cards as set forth in the above.

3.3	The Parties agree to make a review and determine the exact sale price for each kind of special-purpose telecommunications cards for the next year in December each year.

4.	Time and venue for the delivery of special-purpose telecommunications cards

Party A shall deliver special-purpose telecommunications cards to the locations specified by Party B in accordance with the time stipulated in the card ordering plans and the arrangements for rush orders/temporary orders.

5.	Quality of special-purpose telecommunications cards

5.1	Party A guarantees that the quality of special-purpose telecommunications cards supplied by it complies with the standards formulated by the relevant national authorities and any requisite evidencing certificates would be provided.

5.2	Party A guarantees that all the numbers and passwords of the special-purpose telecommunications cards supplied by it shall be produced under a secure and reliable environment. Party A also guarantees the technology, security and confidentiality of such numbers and passwords.

5.3	If Party B raises any question about the quality of special-purpose telecommunications cards within 5 days upon receipt of the special-purpose telecommunications cards supplied by Party A, Party A shall be responsible for the replacement and/or repair of any defective special-purpose telecommunications cards, so that they will meet the relevant standards and the requirements of Party B, unless the defect is caused by Party B.

5.4	If Party B suffers any losses due to the quality problems of special-purpose telecommunications cards not identified by it after it has made reasonable efforts, Party A shall indemnify Party B for all direct losses incurred by Party B due to those quality problems.

6.	Payment

6.1	Party B shall make an advance payment of the amount equivalent to 15% of the aggregate purchase price for the special-purpose telecommunications cards ordered by it to Party A when confirming the card order;

Party B shall make a payment of the remaining balance equivalent to 85% of the aggregate purchase price for the special-purpose telecommunications cards ordered by it to Party A when Party A delivers all the special-purpose telecommunications cards in accordance with the relevant card order placed by Party B;

6.2	Payment for rush orders/temporary orders

Upon confirmation of any rush orders/temporary orders placed by Party B, Party B shall promptly make a full payment (including the rush order charge) to Party A and request Party A to deliver the relevant special-purpose telecommunications cards in a timely manner.

7.	Other telephone cards

Party B may request Party A to supply any other special-purpose telecommunications cards according to its business development needs. Party A shall supply such cards if there is a feasible plan after making an overall consideration of certain factors, such as specific technologies and operation conditions.

The Parties agree to negotiate with each other on issues such as the quantity, price and payment of any other special-purpose telecommunications cards. The price of the relevant special-purpose telecommunications cards shall be determined on the basis of the actual costs incurred by Party A in providing such cards, plus a profit margin of not more than 20%.

Annex 3: Equipment Procurement Services
1.	Scope of equipment procurement services

In accordance with its actual needs, Party B requests Party A (through any subsidiaries controlled by it) to act as its agent responsible for purchasing telecommunications equipment and other materials from the overseas.

Party A shall, in accordance with the requirements of Party B, provide comprehensive procurement services including tender invitation, consultation and agency.

2.	Procedures for equipment procurement services

The Parties agree that Party A shall provide equipment procurement services to Party B in accordance with the Notice on the Provisions for the Procurement of Communications Equipment by China United Telecommunications Corporation Limited (China Unicom Mao Zi [2003] No.754), Notice on the Administrative Measures for the Import of Communications Equipment by China United Telecommunications Corporation (China Unicom Mao Zi [2004] No.8) and the provisions stipulated in other relevant documents as agreed by the Parties to be applicable.

3.	Equipment procurement service fees and payment

3.1	Party B shall pay service fees for equipment procurements to Party A:
(1)	For foreign trade contracts for equipment procurements with a contract price of less than US$30 million (including US$30 million), the service fees shall be charged at 0.55% of the contract price. For contracts with a contract price more than US$30 million, the service fees (including bank charges) shall be charged at 0.35% of the contract price;

(2)	For domestic trade contracts for equipment procurements signed by Party A as the agent with a contract price of less than RMB200 million (including RMB200 million), the service fees shall be charged at 0.25% of the contract price. For contracts with a contract price of more than RMB200 million, the service fees shall be charged at 0.15% of the contract price.
3.2	Party B agrees to pay service fees to Party A on a monthly basis.

For any overdue service fees, Party B shall pay an overdue fine to Party A at 0.5% of any outstanding amount for each day.

Annex 4: Premises
1.	Use and purpose of property

1.1	Any Party hereto agrees that it (or any subsidiaries controlled by it) (hereinafter referred to as the “Provider”) shall provide certain property owned by itself (hereinafter referred to as “Self-owned Property”) and certain property the use rights of which are obtained from third parties (hereinafter referred to as “Third-party Property”) (including sites, buildings, air conditioners, power supply, power equipment and related ancillary facilities) to the other Party (hereinafter referred to as the “Recipient”) for its use in accordance with any request made by the other Party from time to time.

1.2	The Recipient shall use the aforesaid property of the Provider for the purpose of offices, business premises, retail stores and business operation.

1.3	The Provider shall make the relevant property available for examination by the Recipient before signing a formal use or lease agreement. The property shall be in good condition and meet the requirements of the Recipient.

2.	Fees and payment

2.1	For the use of any Self-owned Property as provided by the Provider, the fees or rentals to be paid by the Recipient shall be determined in accordance with the lower of the depreciation costs of such property or the market price for using similar property in the place where such property is located. Notwithstanding the above provisions, the Provider may choose to charge the fees according to the market price of the place where the relevant property is located.

2.2	For the lease of buildings, apart from paying the building rentals, the Recipient shall separately pay the expenses (hereinafter referred to as “Miscellaneous Expenses”) for water, electricity and air conditioning actually consumed or used by the Recipient and the property management fees for the leased buildings on schedule pursuant to the price or charge standards set by the relevant pricing authorities. Except the aforesaid rentals, Miscellaneous Expenses, property management fees and any other expenses incurred as a result of the violation of this provision by the Recipient, the Provider guarantees that is shall not ask the Recipient to bear and/or pay any other fees (including any taxes payable by the Provider) in connection with the building lease.

2.3	For the use of any Third-party Property by the Recipient, the Parties shall share the fees actually paid to any third parties proportionally based on their respective use of the relevant property.

2.4	For any building leases, the relevant rentals, Miscellaneous Expenses and property management fees shall be paid as follows:
2.4.1	During the valid term of a lease agreement, the Recipient shall pay the rentals to the Provider on a quarterly basis. The rentals shall be paid within 5 days after the end of each quarter.

2.4.2	During the valid term of a lease agreement, the Miscellaneous Expenses shall be paid on a monthly basis. Upon the receipt the voice of the Miscellaneous Expenses from the relevant property management company, the Provider shall submit the invoice to the Recipient within five days. The Recipient may pay the Miscellaneous Expenses directly to the property management company pursuant to the requirements of the property management company or make a payment to the Provider who will pay on its behalf. If the Provider is to make the payment on behalf of the Recipient, the Provider shall submit the relevant receipt to the Recipient for filing.

2.4.3	During the valid term of a lease agreement, the property management fees for the leased buildings shall be paid on a monthly basis. The property management fees shall be paid by the Recipient at the end of each month pursuant to the requirements of the relevant property management company to the property management company through the Provider or directly. If the Provider is to make the payment on behalf of the Recipient, the Provider shall submit the relevant receipt to the Recipient for filing.
2.5	For the use of any other property other than buildings, the Recipient shall pay the fees to the Provider within 15 days after the end of each month on a monthly basis.

2.6	For any overdue fees or rentals, the Recipient shall pay an overdue fine to the Provider at 0.05% of any outstanding amount for each day overdue.

3.	Undertakings and warranties

The Provider guarantees that it has the right to provide the aforesaid Self-owned Property and Third-party Property (including sites, buildings and related ancillary facilities) for use by the Recipient. In the event that under any circumstances or for any reasons, there is any dispute on the Provider’s ownership and/or use right of such property, that has prevent the Recipient from exercising its rights under this annex or has caused the Recipient to have incurred any other damages, the Provider agrees to indemnify the Recipient for all the losses incurred.

4.	Matters that have not been dealt with in this annex shall be agreed on by the Provider and the Recipient through any other premises agreements.

Annex 5: International Telecommunications Network Gateways Services
1.	Scope of the international telecommunications network gateways services

Party A owns and operates the international gateways in Guangzhou, Shanghai and Beijing (under construction).

If Party B requires the international gateways to provide any corresponding services (such as mobile phone international automatic roaming signaling transfer service) for operating the relevant businesses, Party A agrees to provide the relevant services in accordance with the requirements of Party B.

All revenue derived by Party B from operating businesses on the basis of the gateway services shall be vested in Party B.

Party A undertakes not to provide international gateway services to any other operators.

2.	Service fee rates and payment
2.1	The service fees charged by Party A to Party B is calculated according to the following formula:

All the actual expenses incurred by Party A in the reasonable operation and maintenance of the international gateways (including depreciation expenses)×(1+10%)

2.2	Payment

Party B shall pay the relevant service fees to Party A within fifteen days after the end of each month on a monthly basis.

2.3	For any overdue amount of the service fees, Party B shall pay an overdue fine to Party A at 0.05% of any outstanding amount for each day overdue.
3.	Quality assurance and failure recovery

Party A guarantees that the relevant equipment of its international gateways complies with the standards and regulations formulated by the relevant national authorities and it shall operate and maintain the international gateways in accordance with the technical standards formulated by the relevant national authorities from time to time.

Party B guarantees that its relevant communications equipment connected to the international gateways complies with the quality standards and technical requirements stipulated by the relevant national authorities.

If there is a reasonable ground for Party A to restructure its international gateways, Party A shall give an advance notice to Party B to make appropriate arrangements to ensure the normal operation of Party B as much as possible.

Party A shall have a department dedicated to handling any failure reports submitted by Party B on a ground-the-clock basis and make appropriate arrangements to handle any such failures. Upon identifying any failure or receiving the failure report from Party B, Party A shall immediately arrange for handling the failure and Party B shall send its personnel to offer assistance. Party A guarantees that it shall fix any such failures related to the international gateways within the recovery time frame stipulated in the relevant national maintenance procedures.

In the event that any businesses operated by Party B are affected due to any reasons related to the international gateways, Party A shall be responsible for the direct losses and reasonable indirect losses caused to Party B.

4.	Party A agrees that it shall transfer its international gateways to Party B at the request of Party B when Party B is entitled to own any international gateways pursuant to the laws in the future.

Annex 6: Operator-Based Value-Added Services
1.	Overview

Party A (or any subsidiaries controlled by it), acting as the provider, offers various value-added services, including but not limited to Unicom secretarial and artificial information services, to the subscribers of Party B through the artificial integrated platform.

2.	Settlement
2.1	The actual cash revenue generated from the provision of the value-added services referred to in this annex as provided by Party A to Party B shall be settled by Party B and the respective branches of the provider at the proportion of 4:6. The settlement proportion shall not exceed the average level of the proportions used by Party B for any other similar value-added telecommunications services provided by any other CP/SPs independent of the provider in the same region.

2.2	Settlement shall be based on the billing information collected by Party B.

2.3	The Parties agree that the settlement shall be made directly by their respective subordinate entities in accordance with the settlement principles stipulated in this annex on a monthly basis.
3.	Obligations of the Parties concerned
3.1	In the event that the network construction (including but not limited to capacity expansion or renovation) carried out by either Party hereto, such Party shall inform the other Party six months in advance.

3.2	The Parties concerned shall carry out the maintenance of the network in accordance with the relevant regulations promulgated by the relevant national communications authorities from time to time so as to ensure the normal operation of the entire network.

3.3	The Parties hereto shall not suspend communications arising from the service businesses under this annex without the consent from the other Party. In case of any suspended communications or seriously impeded communications, the Parties shall take effective measures to restore communications.

Annex 7: Value-Added Telecommunications Services
1.	Overview

Party A (or any subsidiaries controlled by it), acting as the provider, provides various value-added services to the subscribers of Party B through the telecommunications network and information platform.

2.	Settlement
2.4	The actual cash revenue generated from the provision of the value-added services referred to in this annex as provided by Party A to Party B shall be settled by Party B and the respective branches of the provider according to the average level of the proportions used by Party B for any other similar value-added telecommunications services provided by any other CP/SPs independent of the provider in the same region.

2.5	Settlement shall be based on the billing information collected by Party B.

2.6	The Parties agree that the settlement shall be made directly by their respective subordinate entities in accordance with the settlement principles stipulated in this annex on a monthly basis.
3.	Obligations of the Parties concerned
3.4	In the event that the network construction (including but not limited to capacity expansion or renovation) carried out by either Party hereto, such Party shall inform the other Party six months in advance.

3.5	The Parties concerned shall carry out the maintenance of the network in accordance with the relevant regulations promulgated by the relevant national communications authorities from time to time so as to ensure the normal operation of the entire network.

3.6	The Parties hereto shall not suspend communications arising from the service businesses under this annex without the consent from the other Party. In case of any suspended communications or seriously impeded communications, the Parties shall take effective measures to restore communications.

Annex 8: “10010/10011” Customer Services
1.	Services

Party A (or any subsidiaries controlled by it), acting as the provider, offers artificial customer services, such as service consultation, call fee inquiry, service acceptance, complaint handling (hereinafter referred to as “10010 Basic Services”), as well as customer callback and subscriber retention (hereinafter referred to as “10010 Value-added Services”) to Party B through its 10010/10011 services platform and charges a fee to Party B.

2.	Fee standards
2.1	The standards of the service fees referred to in this annex: the costs for rendering the above customer services (“Customer Services Costs”) plus a profit margin of not more than 10%.

2.2	The above Customer Services Costs shall be determined by multiplying the cost per agent with the actual effective agents:
(a)	For economically developed major cities (such as Beijing, Shanghai and Guangdong), the cost per agent is the actual cost per agent (defined as follows) for the region in the previous year. For regions other than these economically developed major cities, the cost per agent is the actual cost per agent for the region in the previous year or the average actual cost per agent (defined as follows) for the whole country (excluding Beijing and Shanghai) with a premium of 10%, whichever is lower.

The actual cost per agent includes staff wages, management fees, operation and maintenance fees, equipment depreciation and site rentals related to 10010 Customer Services Business. The actual cost per agent for each region is determined by dividing the 10010/10011 customer services agent cost for the region incurred by the provider as recognized in the auditor’s report issued by an independent auditing institution in the previous year by the annual average monthly agents in the previous year. The auditor’s report and the relevant supporting documents shall be submitted to the auditors of Party B.

(b)	The determination of the actual effective agents: The provider shall provide the agent number of the previous year to Party B before the 10th day of each month. Party B shall confirm the effective agent number with reference to the service standards of customer service centers stipulated in Standards for Telecommunications Services (Trial) issued by the former Ministry of Information Industry within 5 working days. The effective agent number shall be based on the number finally confirmed by Party B.
2.3	The Parties agree that the settlement shall be made directly by their respective subordinate entities in accordance with the settlement principles stipulated in this annex on a monthly basis.
3.	Obligations of the Parties concerned
3.1	Party A shall, in accordance with Party B’s needs, properly increase the service agent number or service content, including but not limited to establishing designated agents for the purpose of offering 10010 value-added services pursuant to the written instruction of Party B. The cost per agent shall be confirmed in accordance with the reference to Item 2 (a) above.

3.2	Party B shall provide the information on any new businesses undertaken by Party B for its subscribers to the provider from time to time, and provide the information on various businesses undertaken by Party B for its subscribers to the provider from time to time in accordance with the needs of the provider.

3.3	The Parties hereto shall not suspend communications arising from the service businesses under this annex without the consent from the other Party. In case of any suspended communications or seriously impeded communications, the Parties shall take effective measures to restore communications.

Annex 9: Agency Services
1.	Services

Party A (or any subsidiaries controlled by it), acting as the provider, launches product/service promotion and marketing activities in accordance with the market conditions and the needs and requirements of Party B.

2.	Fee standards

The standards of the agency services provided by the provider shall not be lower than the service standards of any independent third party agents responsible for expanding subscriber base in the same region. The agency fees charged to Party B shall not be higher than the average agency fees charged by the independent third party agents responsible for expanding subscriber base in the same region.

3.	Other settlement issues
3.1	Settlement shall be based on the billing information collected by Party B.

3.2	The Parties agree that the settlement shall be made directly by their respective subordinate entities in accordance with the settlement principles stipulated in this annex on a monthly basis.

Annex 10: Engineering Design and Technical Services
1.	Services

Party A (or any subsidiaries controlled by it), acting as the provider, provides engineering and technical services to Party B (the “Recipient”) in accordance with the needs and requirements of Party B.

2.	Method for determining the provider

The Parties agree that the Recipient shall determine the provider for engineering and technical services through tender invitation. The provider shall have the qualifications and conditions not inferior to that of any independent third parties, and shall participate in the tender invitation procedure equally with any independent third parties.

3.	Service standards

The service standards for providing the above services to the Recipient by the provider shall not be lower than the service standards for providing similar services to the Recipient by any other independent third parties.

4.	Fee standards
4.1	The fee standards for the engineering services shall be determined with the reference to and shall not be higher than the Fee Standards for Survey and Engineering promulgated by the former State Planning Commission and the Ministry of Construction in 2002 and other relevant national standards, and shall not be higher than the fee standards adopted by any other independent third parties providing similar services in the industry.

4.2	The fee standards for technical services shall be determined with the reference to and shall not be higher than that stipulated in the Circular of the State Planning Commission on Printing and Distributing the Interim Provisions on Construction Project Preliminary Work Consultation Fees promulgated by the former State Planning Commission in 1999 and other relevant national standards, and shall not be higher than the fee standards adopted by any other independent third parties providing similar services in the industry.
5.	Other settlement issues

The Parties agree that the settlement shall be made directly by their respective subordinate entities in accordance with the settlement principles stipulated in this annex and the payment shall be made according to the progress of the actual contract performance.